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                             October 28, 2020

       Laura Shawver
       Chief Executive Officer
       Silverback Therapeutics, Inc.
       500 Fairview Ave N, Suite 600
       Seattle, Washington 98109

                                                        Re: Silverback
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
2, 2020
                                                            CIK No. 0001671858

       Dear Dr. Shawver:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1, Submitted October 2, 2020

       Prospectus Summary, page 1

   1. Balance your disclosure in the first sentence on page 1 by clarifying that you have only one product candidate
in early clinical stage. In addition, please revise your statement on page 4 that a key
element to your business strategy is to    [a]dvance SBT6050 through
                                                        development and seek
expedited approval,    as well as any similar references, including on
                                                        page 110, to avoid any
implication that you have the ability to accelerate FDA approvals and commercialization
of your product. Please also revise to explain the meaning of your statement on page 110
that you    are pursuing clinical development strategies that
                                                        demonstrate
proof-of-concept early.    We note that it is not clear from your Business
                                                        discussion how you
intend to seek accelerated approval for your product candidates.
 Laura Shawver
FirstName
Silverback LastNameLaura   Shawver
           Therapeutics, Inc.
Comapany
October 28,NameSilverback
            2020            Therapeutics, Inc.
October
Page 2 28, 2020 Page 2
FirstName LastName
2. In the pipeline table on page 2, which also appears on pages 90 and 108, please tell us why you believe you should include two arrows for SBT6050 given that your narrative description of the Phase 1 trial in the Business section indicates that there is only one
         Phase 1 trial, and so the two arrows merely represent different parts of the same trial. We also note that the combination with PD-1 inhibitor aspect of the SBT6050 program is not described in the Summary, nor is PD-1 defined in the Summary. Please also tell us why
         you believe the TLR8 agonist program and ASGR1-TGF   agonist program
should be
         included in the pipeline table given they are in the early pre-clinical phase, the selected targets remain undisclosed, and your narrative disclosure only briefly discusses these programs.
3. You state that SBT6050 is intended to target tumors such as certain breast, gastric and non-small cell lung cancers, "among others." However, your pipeline table shows that the targeted indications are breast, gastric, and NSCLC. Please revise your disclosures here, and elsewhere in your prospectus as appropriate, to clarify the intended target indications for this product candidate.
4. Please expand your statement on page 3 that Nectin4 has been clinically validated by
         Seattle Genetics to explain that another product targeting Nectin4 was approved, and state the product's intended indication, as you more clearly explain on page 126.
5. We note the following statements that appear on pages 1 and 3 and elsewhere referring to
            [s]ingle agent pharmacological activity" in the first
dose-escalation cohort of your Phase
         1 trial. Please remove these statements from the Summary as your discussions of trials in the Summary should be limited to endpoints and serious adverse events. In addition, in the
         Business section on page 125, please clarify what type of pharmacological activity consistent with the potential mechanism of action has been observed, and also disclose how many patients are referenced by the statement, how many doses were received by those presenting such activity, the dosage amounts received by those patients,
         and the meaning of    where data are available.
6. Please incorporate the definition of functional cure from page 129 on page 4.
7. Balance your statement in the second bullet on page 4 that you intend to advance
         SBT6050 into "earlier lines of therapy" by also disclosing that you do not expect to initially seek approval of your product candidates as a first line therapy, as you indicate on page 27, or advise.
Risks Associated with Our Business, page 5

8. Expand on the penultimate bullet to discuss specifics of how the COVID-19 pandemic has already affected your trials. For example, you state on page 39 that some of your trial sites have slowed down or stopped further enrollment of new patients and denied access to site monitors. Please also similarly revise to provide specifics in your disclosures on pages 91-
         92.
 Laura Shawver
FirstName
Silverback LastNameLaura   Shawver
           Therapeutics, Inc.
Comapany
October 28,NameSilverback
            2020            Therapeutics, Inc.
October
Page 3 28, 2020 Page 3
FirstName LastName
Implications of Being an Emerging Growth Company and Smaller Reporting Company, page 6

9. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors
If we are required by the FDA to obtain approval of a companion diagnostic test, page 25

10. You state that separate FDA approval may be needed for a companion diagnostic test.
         Please explain whether there are currently any existing companion diagnostic tests available to be used in connection with your product candidate, and if there are not, please revise to clarify that separate approval would be required, or advise. Please also add a bullet to your summary risks disclosure on page 5 to explain that your product candidates will need companion diagnostic assays, and if there are currently no such existing tests, disclose that these diagnostic tests will need to be separately developed and approved.
Our principal stockholders and management own a significant percentage of our stock. . ., page
65

11. We note your statement that a significant percentage of your voting stock will be owned by directors, officers and five percent stockholders and their affiliates upon closing of the offering. Please revise this risk factor to clarify whether the percentage ownership disclosed assumes the purchase of any shares in the directed share program. In addition, please add risk factor disclosure where appropriate that several of your directors were appointed by your significant shareholders, as you discuss on page
166.
Business
Lead Product Candidate SBT6050: TLR8 Agonist Conjugated to a HER2 Antibody, page 111

12. On page 114 you state that HER2 expression is "prevalent in meaningfully large patient sub-populations in a wide variety of tumor types including breast, gastric, non-small cell lung, colorectal, bladder, uterine, pancreatic, head and neck, ovarian, esophageal, and gallbladder cancers, providing the potential to address a large HER2-expressing tumor agnostic market estimated to be more than 160,000 newly-diagnosed patients annually in the United States based in part on estimated prevalence rates.
Please provide the basis for
         this conclusion, including the estimated prevalence percentage rates, and such rates in breast, gastric and NSCLC patients, as your pipeline table indicates that your SBT6050 product candidate is intended for these indications.
13. In your description of SBT6050-S in vitro studies in mice starting on page 118, please include the number of mice in the study and explain the meaning of "complete response
         rate" and mice being    cured    on page 121.
 Laura Shawver
FirstName
Silverback LastNameLaura   Shawver
           Therapeutics, Inc.
Comapany
October 28,NameSilverback
            2020            Therapeutics, Inc.
October
Page 4 28, 2020 Page 4
FirstName LastName
14. Although your narrative lead-in to the figure at the bottom of page 119 references functional results of SBT6050 in human and SBT6050-S in mice, the line graph appears to show only results for mice. Please revise the graphic to display the human comparison or advise.
15. Please revise the disclosure to provide the number of subjects for the mouse study results described on pages 120-121, explain whether the studies were powered to show statistical significance, and describe how they relate to the FDA's standards of efficacy. Please also provide similar information for your SBT6290 study discussed on page
128.
16. Please provide further details concerning the primate studies mentioned on page 122, including the number of subjects and duration.
17. In the description of your Phase 1/1b trial for SBT6050 on page 124, please clearly state the total anticipated number of participants for each of Part 1 and
Part 3.
18. We note your statements on page 124 that the purpose of parts 2 and 4 of your Phase 1/1b
         trial is to    confirm the safety    of the RP2D for SBT6050. Please
revise these and
         any similar statements throughout your prospectus that state or imply that your product candidates are safe or effective as these determinations are solely within the authority of the FDA and comparable regulatory bodies.
19. You mention HER2 IHC 2+ and 3+ overexpression, amplifications, and mutations in the addressable market data on page 125. Please explain the relevance of mutations to your
         SBT6050 product candidate. We note, for instance, on page 124 you only mention expressions and amplifications in describing the eligible patients for your Phase 1/1b trial.
         Please also disclose on page 126 the basis for your belief that SBT6050 may benefit more than 48,000 patients annually, and if used in earlier lines of treatment may benefit more than 160,000 patients annually.
20. Please revise the disclosure to specifically explain the basis for believing that you could have product candidates for these applications shown in the graphic on page 135.
         Include descriptions of the pre-clinical trials conducted to date. SBT6290: TLR8 Agonist Conjugated to a Nectin4 Antibody, page 126

21. On page 127 you state that Nectin4-expressing tumors as shown in the referenced figure represents "over 80,000 patients annually in early line settings and over
         16,000 patients with relapsed or refractory cancer annually in the
United States.    Please
         revise your narrative disclosure to clarify how the figure on page 127 reflects early line and relapsed or refractory cancer, given the legend states the figure shows incidence of
         Nectin4 expression and yearly deaths with Nectin4 expression in the United States, and the percentages in the graphic appear to mean that these amounts should be further reduced.
22. Please further explain your lead-in disclosure to the graphics on page 128, including the significance of the vertical axis.
 Laura Shawver
FirstName
Silverback LastNameLaura   Shawver
           Therapeutics, Inc.
Comapany
October 28,NameSilverback
            2020            Therapeutics, Inc.
October
Page 5 28, 2020 Page 5
FirstName LastName
SBT8230: TLR8 Agonist Conjugated to an ASGR1 Antibody, page 129

23. Please label the vertical axis for the graphic at the top of page 131. In addition, revise your lead-in disclosures on page 133 to clarify the significance of the three charts on page 133 and the top chart on page 134, including defining AAV-HBV and explaining the vertical axes. Also disclose the number of mice in the studies, and whether the studies were powered for statistical significance.
Intellectual Property, page 140

24. Please provide the foreign jurisdictions applicable to the patent and patent applications listed on pages 140-141.
Certain Relationships and Related Party Transactions, page 186

25. On page 189 you state that shares under the directed share program will be offered to
         "certain" of your directors and officers. Please clarify if all of your directors and executive officers are eligible to participate in the program.
Principal Stockholders, page 190

26. We note that the last row of the principal stockholder table on page 191 reflects a total of
         3,962,094 for all current executive officers and directors as a group, yet certain executive officers and directors are shown in the table as individually owning more than 3,962,094 shares. Please reconcile this discrepancy.
27. Please revise the disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by each of your greater than five percent stockholders on page 191.
Financial Statements
Notes to Financial Statements
12. Licensing Agreement, page F-25

28. Please revise your disclosure regarding the WuXi license agreement to disclose the amount of upfront license fees paid. In addition, you state here "In the event the Company manufactures its commercial supplies of a product produced by the Licensed Cell Line using a manufacturer other than WuXi Bio or its affiliates, the Company will become obligated to pay WuXi Bio aggregate milestone payments, upon achievement of certain sales milestones, of up to the low eight figures." Since an amount that is up to the low eight figures would be material, please revise to disclose the amount that may be paid.
         Please provide corresponding disclosures in the Business section. Laura Shawver
Silverback Therapeutics, Inc.
October 28, 2020
Page 6

       You may contact Lisa Vanjoske at 202-551-3614 or Tracey McKoy at 202-551-3772 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Dorrie Yale at 202-551-8776 with any other questions.



                                                          Sincerely,
FirstName LastNameLaura Shawver
                                                          Division of
Corporation Finance
Comapany NameSilverback Therapeutics, Inc.
                                                          Office of Life
Sciences
October 28, 2020 Page 6
cc:       Charles Kim, Esq.
FirstName LastName